Lion Group Holding Ltd.
c/o Proficient Alpha Acquisition Corp.
40 Wall St., 29th Floor
New York, New York 10005

VIA EDGAR

May 20, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jessica Livingston

Re:	Lion Group Holding Ltd. Registration Statement on Form F-4 (File No. 333-237336)

Dear Ms. Livingston:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lion Group Holding Ltd. hereby requests acceleration of the effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 P.M. Eastern Time on May 20, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Jian Wang
Name: Jian Wang
Title: Director